Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Excerpts of Transcript of Video Message from NYSE Euronext Chief Executive Officer Duncan Niderauer to all Employees (January 7, 2012)

Happy New Year everybody and welcome to 2013. I know it’s been a crazy few weeks for everybody given the news that we announced on December 20, but hopefully now that you’ve had a chance to digest the news you are as excited as I am about what lies ahead for our great company. If I think about it, 2013’s macro environment I thought was going to be pretty tough. And I think the Board agreed. And I think that a lot of you agreed too. And it wasn’t clear when the headwinds that we have been facing were likely to abate. It might have continued into 2014, it’s hard to know. But, I think that when presented with the opportunity late last year to do what I really think is a game-changing merger, that completely changes the trajectory of the company, I think we were wise to do it and I think we will look back on this as something we can be really, really proud of. That we decided to do something that gives us a real chance to be on the front foot again. Now, you should also know that my alma matter embraces the number 13 and I think 13 is a lucky number, unlike a lot of people. So I guess that we will find out pretty soon if I’m right. What I thought I’d start with is just a few updates on the deal just so that we can try to do what we did throughout the deal with DB, and I promise we will commit to keeping you as up to speed as we are possibly able to throughout the process just so that we try to address any questions and concerns that people have because I know that there are a lot of uncertainty out there. So, first of all let me just put everyone’s mind at ease a little bit. I don’t really have a lot to report today, we kind of gave everybody the last couple of weeks off to catch their breath. Some of us were in and out of the office, but not a lot really happened to push the deal forward. So, what are we going to be working on this month in the coming few weeks here? First of all, we are starting to put together some integration teams. There is a whole stream around our derivatives business. There will be another stream around, sort of, the corporate functions and technology. So you will be hearing from me in the next few weeks about who is going to be staffing those various integration teams.

***

A couple of other work streams: one, as you would expect there is going to be a big regulatory work stream, so we’ve already started to map out a timeline of the approvals that we need, when we are going to have to be where, and we’re going to be comparing notes later next week on that and then mapping out a game plan that we will probably share with you guys some time this month. Lastly, there will be a work stream focused really around the Euronext cash and options businesses on the continent in Europe. And what we are trying to think about there is listening to the policymakers, listening to the regulators and listening to what we think the shareholders want. We think, particularly, given what has happened with regulation since the banking crisis of a few years ago, we think that there is a big movement and a desire to have those businesses made more independent again, so we’re going to be exploring those opportunities a lot more to come there. Now, if you’ve noticed around the deal, the initial reactions have been really, really positive. From our shareholders’ point of view it delivered returns in the short term and the promise of more returns in the medium and long term if we build the company together that I think we can build. That’s been borne out by the conversations that I have held with the shareholders, many of whom have told us that not only are they not selling, they are actually buying more shares in our company and shares in ICE to be a bigger part of the new company going forward. So, what does that mean for us? I think 2013 for us is going to be all about execution. It is really going to be about running our own company to build momentum into the deal.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov.

Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

3